UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. Earnings release issued by Masisa S.A. on October 30, 2007:

For further information, please contact:	Investor Relations (56 2) 350 6038 investor.relations@masisa.com Internet: www.masisa.com

PRESS RELEASE
MASISA S.A. POSTS Q3 2007 FINANCIAL RESULTS

Santiago, Chile, October 30, 2007 - MASISA S.A. (NYSE: MYS) (hereinafter referred to as “Masisa” or “the Company”), a leading wood board for furniture manufacturing and marketing company in Latin America, today posted its consolidated financial statements for the third quarter of 2007.

Q3’07 HIGHLIGHTS

•  Sales in the third quarter of 2007 were 6.3% up on the same period of 2006, amounting to US$247.7 million, driven by higher prices of wood boards for furniture (MDF and PB), which offset the lower sales of MDF mouldings, finger joint mouldings and sawn wood, products from the solid wood business unit, mainly due to the slowdown of the housing sector in the United States.
•  The gross margin on sales improved, increasing from 24.9% to 25.1% compared with the same quarter in 2006, mainly driven by the Company’s ability to transfer more than its cost increases into prices, especially in the wood boards business. Also, the Company has been successful in its commercial efforts of opening new markets and re-routing exports that were initially destined to the United States towards other markets, this is especially true for OSB boards´ exports.
•  The ratio, of sales and administrative expenses to sales, increased in the third quarter of 2007, accounting for 13.5% of sales, which was higher than the third quarter of 2006 when they accounted for 12.9 % of sales. This was mainly due to an increase in commercial activity along with higher logistic costs.
•  Operating income increased by US$0.7 million (+2.6%) when compared to the same quarter in 2006, amounting to US$28.8 million, boosted by a higher sales margin (on account of the successful commercial efforts), thus offsetting the higher sales and administrative expenses.
•  Third quarter net income was US$7.0 million, which was a 49.5% decrease on the same quarter of 2006. This lower net income is explained by (i) lower non-operating results and (ii) higher income taxes due to increased deferred taxes, especially in Brazil. Regarding income taxes, it is worth noting that from the total income tax expenses accounted during the third quarter of 2007 (US$ 10.9 million), less than 25% of such expenses correspond to cash payments (US$ 2.4 million).
•  The Company had a sound operating performance, which was reflected by an operating working capital to sales ratio for the last trailing twelve month period ended on September 30 of 2007, of 31.8%, thus exhibiting an improvement when compared with the same period ended on September 30, 2006 when it was 36.1%.
•  In September 2007, Masisa´s Board approved the construction of an MDP plant (Medium Density Particleboard) in the city of Montenegro, in the state of Rio Grande do Sul in Brazil. This investment includes (i) a 550,000 annual cubic meter production plant and (ii) a melamine line with a capacity of 220,000 annual cubic meters. The total amount of the investment is approximately US$ 119 millions. Beginning of operations is scheduled for late 2009. With this new investment, Masisa consolidates its market leadership in the wood boards for furniture industry in Latin America and completes its product mix in the Brazilian market.
•  In October 2007, the new MDF plant in Cabrero (Chile) initiated the commercial production of boards. The plant will add an additional production capacity of 340,000 annual cubic meters, which represents a 15% of additional wood boards total production capacity. This plant will positively impact the cash flow generation capacity and Masisa´s results by benefiting from the current good market momentum that is experiencing the wood boards for furniture industry in the Latin American region, both in terms of price and demand.

	Quarter ended
	Sep 30, 2006	Dic 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007
	(in millions of US$, except per share information in %)

Sales	233.0	222.7	216.5	241.9	247.7
Gross margin	58.1	53.9	53.5	57.7	62.2
% over sales (2)	24.9%	24.2%	24.7%	23.9%	25.1%
Selling and Administrative Expenses	(30.1)	(35.8)	(30.8)	(32.6)	(33.4)
% over sales (2)	-12.9%	-16.1%	-14.2%	-13.5%	-13.5%
Operating Income	28.0	18.1	22.7	25.1	28.8
%over sales (2)	12.0%	8.1%	10.5%	10.4%	11.6%
EBITDA(3)	44.9	35.4	39.0	43.5	46.2
%over sales	19.3%	15.9%	18.0%	18.0%	18.7%
Net Income for the Period	13.8	10.4	3.2	16.3	7.0
Earnings per Share (US$)	0.0024	0.0018	0.0006	0.0029	0.0012
Earnings per ADS (US$) (1)	0.12	0.09	0.03	0.14	0.06

(1):	An ADS equals 50 common shares.
(2):	As % of Sales for the quarter.
(3):	EBITDA represents Operating Income + Depreciation + Amortization + Depletion.

INDEX

Q3’07 HIGHLIGHTS	1
FINANCIAL OVERVIEW	1

INDEX	2

Q3'07 EARNINGS' CONFERENCE CALL	3

CONSOLIDATED INCOME STATEMENT	4
NET SALES	4
OPERATING INCOME	6
EBITDA	7
NON-OPERATING INCOME	7
NET INCOME	8

CONSOLIDATED BALANCE SHEET	9
ASSETS	9
LIABILITIES.	9
SHAREHOLDERS' EQUITY	10

FINANCIAL OVERVIEW (TABLES)	11
THIRD QUARTER AT SEPT 2007	11
ACCUMULATED AT THIRD QUARTER OF 2007	11
BREAKDOWN BY GEOGRAPHICAL SEGMENT (US$)	12
SALES BY COUNTRY (%)	13
SALES BY PRODUCT (US$ and M3)	14
BREAKDOWN OF PRODUCTION COSTS	15

CONSOLIDATED FINANCIAL STATEMENTS	16
STATEMENT OF INCOME AT SEPT 2007	16
BALANCE SHEET AT SEPT 2007	17
STATEMENT OF CASH FLOW AT SEPT 2007	19
CASH FLOW-NET INCOME RECONCILIATION	20

FORECASTS AND ESTIMATES	21

Masisa S.A Announces Conference Call to Discuss Q3 2007 Results

Masisa S.A. (NYSE:MYS) a leading Latin American producer of wood boards for furniture, will hold its quarterly conference call on Thursday, November 8, 2007 at 9:00 a.m. Eastern Time. The Company will discuss results for the quarter ended September 30, 2007.

To participate on the conference call, please dial 866-510-0711 (domestic) or 617-597-5379 (international) five to ten minutes before the call and reference the pass code 12546756. A simultaneous live Webcast of the call will be available over the Internet at http://www.masisa.com, under the Investor Relations heading.

A replay of the call will be available beginning on Thursday, November 8, 2007 at 11:00 a.m. (ET) by dialing 888-286-8010 (domestic) or 617-801-6888 (international) and providing the following replay code: 96282225. In addition, the Webcast will be available on the Company's web site at http://www.masisa.com.

CONTACT: Masisa S.A
Thomas de la Mare
Head of Investor Relations
(56 2) 350 6118
thomas.delamare@masisa.com

Rodrigo Hahn
Investor Relations
(56 2) 707 8608
rodrigo.hahn@masisa.com

CONSOLIDATED INCOME STATEMENT

NET SALES

Q3’07 versus Q3’06
The Company had sales of US$247.7 million in the third quarter of 2007, thus representing a US$14.6 million (+6.3%) increase compared to the third quarter of 2006.

The following are the main factors explaining this sales increase in the third quarter of 2007 compared with the same quarter in 2006:

Boards
•
MDF board sales were up US$16.9 million (+19.6%), mainly driven by the price increase across all markets (consolidated increase of 19.8%), except in Mexico where prices dropped slightly (-3.5%) due to higher competition coming from the United States. The commercialized volume keeps steady at approximately 255,000 cubic meters, given that the Company is operating at full capacity. However, we note that the MDF production mix has been partially modified as a result of the lower production of boards for mouldings. This change in the production mix from ultra-light boards (mouldings) towards thin and ultra-thin boards has resulted in a reduction in the production capacity in terms of cubic meters, however, these products exhibit a higher commercialization margin.

•
Particleboard (PB) sales were also up and increased by US$ 2.5 million (+5.2%), largely due to a 15.5% price increase (equivalent to US$7.5 million), on account of a price increase across most of the markets, mainly in Brazil, Colombia, Argentina, Chile and Venezuela with rises of 25.5%, 24.5%, 21.7%, 17.2% and 13.1% respectively, which reflects the strong demand for PB in the region. The increase in prices offsets the lower volumes sold (-8.9%). The lower volume of PB sales is mainly explained by: (i) a decrease of 4,100 m3 (-6.0%) in Chile because of non programmed plant stoppages; (ii) a decrease of 8,200 m3 (-20.9%) in Mexico due to lower product availability and to higher competition from wood boards coming from the United States and; (iii) a decrease of 3,900 m3 (-22.9%) in Venezuela.

•
OSB board sales continues to show a recovery with an increase in sales of US$3.4 million (+32.4%), which is mainly explained by the successful re-routing of exports that were initially destined the United States, to other markets, mainly to China, and to other markets outside the Latin American region for US$4.9 million (+460.7%). Additionally, OSB sales in Brazil increased in 64.0% compared with the third quarter of 2006, amounting total sales to US$6.8 million, being the most important market for Masisa’s OSB. It is also worth noting that the OSB plant in Brazil is operating at levels close to full capacity.

Solid Wood
•
Sales of finger joint mouldings were down US$11.4 million (-39.5%), mainly due to a 22.9% drop in price in the United States along with a decrease in volume of 21.6% in that market. This reflects the contraction in the construction sector in the United States. Sales of MDF mouldings were down US$2.9 million (-18.2%). The drop in the sales volume of MDF mouldings is part of the Company’s commercial strategy to focus on the profitability of its exports, thereby sacrificing volume by maintaining relatively high prices. This volume was marketed as boards in Latin American markets, where demand remains strong.

•
Solid wood doors had a recovery, increasing sales by US$0.8 million (+8.2%), explained by a 2.3% increase in the volume sold, and an increase of 5.8% in price. The volume increase is mainly explained by: (i) a normalization in the level of inventories in the United States; (ii) a better product mix and; (iii) diversification of distribution channels.

•
Sawn lumber sales were down in US$1.2 million (-6.0%), which is explained by a 17.3% drop in volume, which offsets a 13.7% price increase. This drop is mainly explained by the lower green sawn lumber exports to Mexico, which due to regulatory changes announced in the first quarter of 2007, have not been able to stabilize at normal levels. Green lumber can now no longer be exported to Mexico, and the Company has therefore partially and increasingly replaced such exports with dry lumber

Forestry
•	Higher saw log sales of US$2.9 million (+29.8%), due to a 14.2% price increase along with a 14.2% increase in volume.

Q3’07 versus Q2’07
The Company had sales of US$247.7 million in the third quarter of 2007, which were US$5.8 million (+2.4%) higher than the sales during the second quarter of 2007

The following were the main changes in sales in the third quarter of 2007 compared with the second quarter of 2007:

Boards
•
MDF sales were up by US$5.4 million (+5.5%). This increase is mainly explained by the higher sales volumes in the period (+2.0%), along with a consolidated price increase of 3.5%. This increase is mainly explained by the excellent commercial conditions in all Latin American markets which are facing strong demand, specially in: (i) Argentina, with higher sales by US$3.2 million (+31.9%), due to an important increase in volume (+19.3%), explained by improved inventory management and due to stronger demand in the local market, and; (ii) Venezuela, with higher sales by US$2.3 million (+9.6%), mainly explained by a higher price of 5.6%.

•
Particleboard (PB) sales slightly decrease by US$1.0 million (-1.9%). This is explained by lower volume (-4.4%), that could not be offset by an increase of price (+2.6%). The slightly lower sales are mainly explained by: (i) the lower commercialized volume in Colombia due to higher competition from an Ecuadorian producer, namely Cotopaxi, whose PB plant just began operations, and to the lack of melaminated boards, which affected prices.

•
OSB sales were up US$1.3 million (+10.0%), which is mainly explained by higher volumes (+11.4%). The Company has continued with the successful strategy of re-routing OSB exports that were initially destined to the United States, to other markets, mainly to the local Brazilian market. Brazil had an increase in OSB sales of US$1.2 million (+20.9%), with higher volume (+27.5%) that was partially offset by a decrease in price (-5.1%). There was a slight decrease in OSB sales to other markets outside the region, especially to China, by US$0.2 million (-3.8%). However, we continue observing favorable commercial conditions, which are reflected in a price increase of 2.7%.

Solid Wood
•
MDF mouldings sales showed some signs of recovery increasing by US$0.4 million (+2.8%). Finger joint mouldings sales decreased in US$1.4 million (-7.2%), mainly explained by the lower demand for these kind of products in the United States.

•
There were higher sales of solid wood doors by US$0.6 million (+5.5%), due to an increase in prices in (+6.0%). This increase in prices is explained by (i) the commercial efforts made by the Company, (ii) approximately, 70% of the sales go to the house improvement market (a less affected sector by the housing downturn in the United Sates) and (iii) this product is oriented to medium-high income consumers.

•
Sawn lumber sales increased in US$4.9 million (+36.4%), due to an increase in the volume (+27.6%), which an increase in price of 6.9%. This is mainly explained by the higher commercialized volume in Venezuela due to the higher availability of internally produced wood, and a slight increase in the exported volume of dry sawn lumber to Mexico.

Forestry

•	Higher saw log sales of US$0.2 million (+1.7%), due to a 2.0% price increase.

OPERATING INCOME

Q3’07 versus Q3’06
The operating income amounted to US$28.8 million in the third quarter of 2007, which was an increase of US$0.8 million (+2.6%) when compared to the third quarter of 2006.

The consolidated gross margin was US$62.2 million in the third quarter of 2007, which was an increase of US$4.1million (+7.0%) on the same quarter of the previous year. As a percentage of the Company’s total sales, the gross margin was higher, increasing from 24.9% in the third quarter of 2006 to 25.1% in the third quarter of 2007.

The following are the main factors explaining this higher operating income in the third quarter of 2007 compared with the same quarter in 2006:

Boards
•
Operating income increased due to higher MDF and PB prices (+19.8% and 15.5%, respectively), coupled with stable MDF volume sales (-0.1%) which offset the lower volume sales of PB (-8.9%). OSB sales have recovered, showing a considerable increase of 32.4% in sales. The successful commercial efforts carried out by the Company, have enabled it to do a pass through from costs to prices and to diversify end markets (especially in OSB). All these actions have allowed the Company to face and offset the more difficult price and demand scenario of the solid wood business, due to the slowdown in the construction industry in the United States. The Company has been successful in transferring cost pressures to prices, especially resins, wood and energy, which jointly account for approximately 66.6% of the total consolidated board manufacturing cost. This has enabled the Company to recover its consolidated gross margin as a percentage of the total consolidated sales.

Solid Wood
•
Drop in sales of all the solid wood products (MDF mouldings, fingerjoint mouldings and sawn lumber) except in solid wood doors, which showed a sales increase of 8.3%. This is explained by the slowdown in the United States construction sector, the main end market for Masisa´s solid wood products. Despite of the Company’s commercial efforts, cost pressures related to an increase in the price of wood, greater logistical costs due to the higher oil price, the appreciation of the Brazilian real and the Chilean peso, and changes in phitosanitary regulations affecting green lumber exports to Mexico, all these factors have reduced the contribution to the operational margin of the solid wood business unit.

The sales and administrative expenses to sales ratio increased from 12.9% in the third quarter of 2006 to 13.5% in the third quarter of 2007.

Sales and administrative expenses amounted to US$33.4 million, and were US$3.4 million (+11.2%) higher than the third quarter of the previous year. The increase in sales and administrative expenses in the third quarter of 2007 are mainly explained by higher consolidated sales, thus, higher commercial costs and also due to higher costs regarding the rerouting of exports.

Q3’07 versus Q2’07
The Company’s operating income amounted to US$28.8 million in the third quarter of 2007, which was an increase of US$3.6 million (+14.4%) on the second quarter of 2007.

The consolidated gross margin was US$62.2 million in the third quarter of 2007, which was an increase of US$4.4 million (+7.7%) on the second quarter of the actual year. As a percentage of the Company’s total sales, the gross margin increases to 25.1%, higher than the 23.9% in the second quarter of 2007.

The following are the main factors explaining this higher operating income in the third quarter of 2007 compared with the second quarter of 2007:

Boards
•
Both PB and MDF benefited from a price increase (+2.6% and 3.5% respectively), which enabled the Company to continue with a healthy consolidated gross margin. This more than offset the higher board production costs, mainly in energy (accounting for approximately 11.5% of the total board cost) and in wood (24.5% of the total board cost).

Solid Wood
•
There was a slight drop in the margins of both finger joint and MDF mouldings business and in solid wood doors in the period, due to an appreciation of the Brazilian real (+4,5%) and the Chilean peso (+3.0%) against the US dollar. Along with these appreciations, there were also some cost pressures especially in the cost of wood and energy. The Company, in order to minimize the effect of such cost pressures, increased prices in all the solid wood products between 5.8% and 6.9%.

The sales and administrative expenses to sales ratio, remains stable at 13.5% during the third quarter of 2007.

Sales and administrative expenses amounted to US$33.4 million, and were US$0.8 million (+2.5%) up on the second quarter of 2007. The increase in sales and administrative expenses in the third quarter of 2007 are mainly explained by higher consolidated sales, thus, higher commercial costs and also due to the associated costs of re-routing exports.

EBITDA

Q3’07 versus Q3’06
In line with the increase in sales, mainly driven by the furniture board business (MDF and PB) and despite raw material cost pressures, the Company’s EBITDA was up US$1.3 million (+2.9%), amounting to US$46.2 million. The EBITDA margin on sales decreased from 19.3% on the third quarter of 2006 to 18.7% on this period.

Q3’07 versus Q2’07
In keeping with the better operating income, the Company had a higher operating cash flow generation (EBITDA) than that in the second quarter of 2007. The third quarter EBITDA was US$46.2 million, which was an increase of US$2.7 million (+6.1%). The EBITDA margin on sales increased from 18.0% to 18.7%.

NON-OPERATING INCOME

Q3’07 versus Q3’06
Non-operating income decreased by US$3.5 million (-32.7%) against the third quarter of 2006 amounting to -US$14.2 million. This is mainly explained by exchange differences, which increased by US$2.4 million (+75.2%) from -US$3.2 million in the third quarter of 2006 to -US$5.7 million in the third quarter of 2007. This increase is added to the increase in financial expenses, which were up US$1.4 million (+20.6%) due to the higher costs associated with the increased amount of short-term bank loans.

Q3’07 versus Q2’07
Non-operating income amounted to -US$14.2 million, which was a decrease of US$4.5 million on the -US$9.7 million of the second quarter of 2007. This is mainly explained by exchange differences, which decreased by US$7.9 million, from US$2.2 million in the second quarter to -US$5.7 million on the third quarter. This negative effect is partially offset by lower financial expenses during the third quarter of 2007 which were down US$3.9 million (-31.8%) from US$12.3 million in the second quarter to US$8.4 million in the third quarter of 2007. This is explained by: (i) financial expenses during the second quarter of 2007 incorporate additional US$2.5 million for extraordinary financial expenses due to the bond refinancing. (ii) decrease in the Libor rate and (iii) better financing conditions obtained in the bond refinancing that occurred on June 2007.

NET INCOME

Q3’07 versus Q3’06
Net income amounted to US$7.0 million which was down on US$6.9 million (-49.5%). This decrease is mainly explained by the lower non operational results along with a higher income tax (-US$4.5 million). Regarding income taxes, it is worth noting that from the total income tax expenses accounted during the third quarter of 2007 (US$ 10.9 million), less than 25% of such expenses correspond to cash payments (US$ 2.4 million).

Q3’07 versus Q2’07
Net income was US$7.0 million and was down US$9.3 million (-57.0%). This decrease is mainly explained by the lower non operating results along with a higher income tax (-US$10.1 million). Regarding income taxes, it is worth noting that from the total income tax expenses accounted during the third quarter of 2007 (US$ 10.9 million), less than 25% of such expenses correspond to cash payments (US$ 2.4 million).

CONSOLIDATED BALANCE SHEET

ASSETS (September 30, 2007 versus September 30, 2006)
The Company’s total assets amount to US$2,094.3 million as of September 30, 2007, which is a 7.1% year-on-year increase.

Current Assets
These amount to US$508.7 million, which is a US$10.0 million (+2.0%) increase on September 30, 2006. This increase is mainly explained by higher recoverable taxes (+US$7.6 million), inventories (+US$5.4 million) and cash (+US$3.1 million), that offset the decrease in time deposits (-US$8.5 million). Current assets mainly consist of cash and cash equivalents (time deposits and marketable securities) amounting to US$57.7 million, account receivables of US$144.7 million, inventories of US$193.3 million and recoverable taxes of US$55.1 million.

As of September 30, 2007, the Company had a suitable operating performance, compared with the same period in 2006:

	Q3’07	Q3’06
(i) Accounts Receivable Turnover (times) (*)	6.74	7.01
(ii) Inventory Turnover (times) (**)	3.63	3.23
(iii) Operating Working Capital/Sales (%) (***)	31.8	36.1
(*)	Accounts Receivable Turnover corresponds to (TTM Sales / TTM Average Accounts Receivable).
(**)	Inventory Turnover corresponds to (TTM Sales / TTM Average Inventories).
(***)
Operating Working Capital/Sales corresponds to ((Accounts receivable + Documents receivable + Sundry debtors + Doc. & Accts. Receivable from related companies - Accounts payable - Documents payable - Sundry creditors - Doc. & Acct. Payable to related companies)/ TTM Sales)).

Fixed Assets
These amount to US$1,578.9 million, which was a US$112.4 million (+7.6%) increase on September 30, 2006. This increase is mainly explained by the higher other fixed assets net of depreciation (+US$120.7 million), which is largely explained by the higher forestry asset appraisal (+US$66.1 million) and construction works of the new MDF plant (+US$59.4 million). This increase offset the drop in machinery and equipment net of depreciation (-US$23.0 million). Fixed assets mainly consist of machinery and equipment net of depreciation amounting to US$527.1 million and plantations (stated in other fixed assets) of US$626.6 million.

The investment in fixed assets in the nine-month period ending September 30, 2007, amounted to US$99.2 million, accounting for 164.0% of the depreciation in the period.

Other Assets
These amount to -US$2.3 million, and improved on the -US$19.4 million of the third quarter of 2006.

LIABILITIES (September 30, 2007 versus September 30, 2006)
Total liabilities amounted to US$896.4 million, which was an increase of US$88.6 million (+11.0%) on the total liabilities as of September 30, 2006.

Banks
Masisa S.A.’s debt with financial institutions amounts to US$306.5 million, which was a US$1.8 million (+0.6%) increase on September 30, 2006. This is mainly explained by an increase in short term debt in (i) Chile of US$7.6 million, (ii) Brazil of US$2.8 million and (iii) Venezuela of US$2.3 million, due to increased working capital requirements and the temporary refinancing of long term debt maturities. This increase was partially offset by a debt reduction in Argentina of US$10.9 million which was financed with internally generated cash flows.

Bonds
Masisa S.A.’s bonds amount to US$341.6 million, which was a US$24.0 million (+7.6%) increase on September 30, 2006. This is mainly explained by (i) monetary correction of US$26.1 million and (ii) the emission of new bond series F, G and H, for a total of UF (Unidad de Fomento) 2.5 million (approx. US$88.8 million). These funds were used for the refinancing of the Series A bond for UF 2.0 million (approx. US$71.0 million), and the down payment of short term debt in Chile. The latter was partially offset by the payment of (i) US$8.6 million corresponding to maturities of the series A bonds in December 2006, (ii) US$2.3 million related to series E bonds and (iii) US$9.0 million from the Private Placement occurred during May 2007.

Masisa S.A.’s Financial Debt Maturity Structure as of September 30, 2007

Note: The amounts may differ from the information submitted in the Uniformly Coded Statistical Record (FECU), due to the book appreciation of the bonds and to accrued and unpaid interest, which are included in the FECU.

The 2007 debt maturities include local loan payments of US$85.3 million in Venezuela, which have a 1-year term and which the Company has been systematically refinancing since last year, steadily improving the conditions.

SHAREHOLDERS’ EQUITY (September 30, 2007 versus September 30, 2006)
Masisa S.A.’s shareholders’ equity amounts to US$1,187.6 million as of September 30, 2007, which is an increase of US$57.9 million (+5.1%) on September 30, 2006.

Paid-in Capital
The paid-in capital amounts to US$812.9 million, unchanged when compared to that at September 30, 2006.

Other Reserves
These are US$206.7 million, which is an increase of US$33.5 million (+19.4%). This account is mainly the forestry reserve, which amounts to US$193.3 million. This increase is explained by a higher difference between the appraisal value of forestry plantations and their respective historical cost.

Retained Net Income
This amounts to US$168.0 million, which is an increase of US$24.4 million (+17.0%). This increase is explained by the higher accumulated net income, which rose by US$17.0 million (+23.3%). Such increase went hand in hand with a higher net income for the 9-month period ending on September 30, 2007, amounting to US$26.5 million against the US$19.1 million at September 30, 2006, i.e., an increase of US$7.4 million (+38.7%).

FINANCIAL OVERVIEW

Second quarter ended September 30, 2007:

The table below shows the Company’s main consolidated financial figures in the quarter and the year-on-year percentage change.

	Quarter ended
	Sep 30th,	Sep 30th,	Variation
	2007	2006	%
	(in millions of US$)

Sales	247.7	233.0	6.3%
Gross Margin	62.2	58.1	7.0%
Selling and Administrative Expenses	(33.4)	(30.1)	11.2%
Operating Income	28.8	28.0	2.6%
Net Income for the Period	7.0	13.8	-49.5%

Depreciation + Amortization	12.70	12.37	2.7%

Depletion(1)	4.7	4.5	5.5%
EBITDA	46.2	44.9	2.9%
Earnings per Share (US$) (2)	0.0012	0.0024	-49.5%
Earnings per ADS (US$) (2)	0.06	0.12	-49.5%

(1)	Corresponds to the sold/consumed saw log cost in the period which does not represent cash flow.
(2)	One ADS is equivalent to 50 common shares. The ADS of Masisa (former Terranova) started to be traded on August 5, 2005.
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

Six-month period ended September 30, 2007:

The table below shows the Company’s main consolidated financial figures for the quarter ended September 30, 2007 and the year-on-year percentage change.

	Aggregate
	Sep 30th,	Sep 30th,	Variation
	2007	2006	%
	(in millions of US$)

Income	706.1	663.9	6.4%
Gross Margin	173.4	153.6	12.9%
Selling and Administrative Expenses	(96.8)	(88.2)	9.8%
Operating Income	76.6	65.4	17.0%
Net Income for the Period	26.5	19.1	38.7%

Depreciation + Amortization	38.3	38.0	0.8%

Depletion(1)	13.9	14.9	-7.1%
EBITDA	128.8	118.4	8.8%
Earnings per Share (US$) (2)	0.0047	0.0034	38.7%
Earnings per ADS (US$) (2)	0.23	0.17	38.7%

(1)	Corresponds to the sold/consumed saw log cost in the period which does not represent cash flow.
(2)	One ADS is equivalent to 50 common shares. The ADS of Masisa (former Terranova) started to be traded on August 5, 2005.
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

Information by Geographic Segment:
The table below describes the main company segments, according to the origin of sales for the indicated periods.

	Quarter ended		Aggregate
	Sep 30th,	Sep 30th,	Sep 30th,	Sep 30th,
	2007	2006	2007	2006
	(in millions of US$)		(in millions of US$)

Net Sales
Chile	72.7	79.1	243.2	232.3
Brazil	53.8	48.3	158.7	141.9
Venezuela	38.3	34.3	121.7	91.8
Mexico	21.0	32.5	66.9	91.5
USA	43.2	56.7	125.4	163.3
Argentina	39.4	31.9	105.0	90.3
Colombia	7.5	6.9	23.3	18.9
Peru	6.5	5.9	19.6	15.5
Ecuador	3.3	2.6	9.0	7.6
Others (1)	(38.0)	(65.1)	(166.7)	(189.2)
Total	247.7	233.0	706.1	663.9

Gross Margin
Chile	14.4	21.1	43.5	51.7
Brazil	14.0	11.8	38.7	30.5
Venezuela	12.8	7.7	32.7	19.1
Mexico	2.7	5.8	9.7	13.4
USA	1.9	5.4	5.0	13.8
Argentina	13.0	8.9	31.5	24.6
Colombia	1.1	1.7	4.8	4.3
Peru	1.6	1.4	5.1	3.9
Ecuador	0.7	0.9	2.3	2.3
Others (1)	0.0	(6.5)	0.0	(10.0)
Total	62.2	58.1	173.4	153.6

Operating Income
Chile	1.0	10.3	4.6	20.3
Brazil	8.5	7.4	22.9	18.2
Venezuela	7.3	3.4	17.9	6.1
Mexico	0.1	2.6	1.8	3.8
USA	0.4	2.1	(0.6)	3.5
Argentina	10.1	6.4	23.3	17.3
Colombia	0.3	1.2	2.5	2.8
Peru	1.0	0.8	3.2	2.1
Ecuador	0.2	0.4	0.9	1.0
Others (1)	0.0	(6.5)	0.0	(9.6)
Total	28.8	28.0	76.6	65.4

Depreciation (2) + Amortization
Chile	3.8	3.7	11.4	11.0
Brazil	3.4	3.2	10.0	9.6
Venezuela	2.8	2.9	8.0	9.5
Mexico	0.4	0.3	1.2	1.1
USA	0.0	0.1	0.2	0.4
Argentina	2.2	2.1	6.4	6.2
Colombia	0.1	0.0	0.2	0.1
Peru	0.0	0.0	0.0	0.0
Ecuador	0.0	0.0	0.0	0.0
Others (1)	0.0	0.0	0.0	0.0
Total	12.7	12.4	37.4	38.0

Depletion
Chile	2.2	1.9	7.1	6.9
Brazil	1.4	1.4	3.7	4.4
Venezuela	0.9	0.9	2.4	2.7
Mexico	0.0	0.0	0.0	0.0
USA	0.0	0.0	0.0	0.0
Argentina	0.2	0.3	0.6	0.9
Colombia	0.0	0.0	0.0	0.0
Peru	0.0	0.0	0.0	0.0
Ecuador	0.0	0.0	0.0	0.0
Others (1)	0.0	0.0	0.0	0.0
Total	4.7	4.5	13.9	14.9

(1):	Inter-Company sales adjustments.
(2):	Includes only operational depreciation. Note: For rounding-up effects, the sum of the figures stated may differ from the total.

Sales by Country:

The table below shows the breakdown of consolidated sales by product export market for the periods indicated.

Note: The amounts differ from income by geographical segment outlined on page 12, due to inter-company sales and exports.

	Quarter ended			Aggregate
	Sep 30th,	Sep 30th,	Variation	Sep 30th,	Sep 30th,	Variation
	2007	2006	%	2007	2006	%
	(in millions of US$)			(in millions of US$)
Brazil	48.3	39.7	21.70%	137.1	106.8	28.40%
USA	44.5	59.8	-25.60%	131.4	179.5	-26.80%
Venezuela	39.1	25.5	53.30%	100.4	63.0	59.30%
Chile	35.7	34.8	2.40%	107.2	109.6	-2.20%
Argentina	25.5	18.2	39.60%	64.1	49.9	28.50%
Mexico	25.0	32.1	-21.90%	77.3	90.8	-14.90%
Colombia	7.5	6.9	9.00%	23.3	18.9	23.10%
Peru	6.5	5.9	9.80%	19.6	15.5	26.60%
Ecuador	3.3	2.6	29.00%	9.0	7.6	18.90%
Others	12.2	7.5	64.10%	36.7	22.2	65.00%
Total	247.7	233.0	6.30%	706.1	663.8	6.40%
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

The table below shows the percentage breakdown of consolidated sales by product export market for the periods indicated.

	Quarter ended		Aggregate
	Sep 30th,	Sep 30th,	Sep 30th,	Sep 30th,
	2007	2006	2007	2006
Brazil	19.50%	17.00%	19.40%	16.10%
USA	18.00%	25.70%	18.60%	27.00%
Venezuela	15.80%	11.00%	14.20%	9.50%
Chile	14.40%	14.90%	15.20%	16.50%
Argentina	10.30%	7.80%	9.10%	7.50%
Mexico	10.10%	13.80%	10.90%	13.70%
Colombia	3.00%	3.00%	3.30%	2.90%
Peru	2.60%	2.50%	2.80%	2.30%
Ecuador	1.30%	1.10%	1.30%	1.10%
Others	4.90%	3.20%	5.20%	3.30%
Total	100%	100%	100%	100%
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

Sales by Product:

The table below shows a breakdown of the Company’s consolidated sales by type of product for the periods indicated.

	Quarter ended			Aggregate
	Sep 30th,	Sep 30th,	Variation	Sep 30th,	Sep 30th,	Variation
	2007	2006	%	2007	2006	%
	(in millions of US$)			(in millions of US$)

MDF	102.9	86.0	19.60%	286.7	231.9	23.70%
Particle Boards	51.0	48.5	5.20%	151.9	138.2	9.90%
Sawn Lumber	18.5	19.7	-6.00%	46.1	58.9	-21.80%
Finger-joint mouldings	17.5	28.9	-39.50%	55.0	74.2	-25.80%
OSB	14.1	10.6	32.40%	37.0	39.8	-7.10%
MDF mouldings	13.2	16.1	-18.20%	37.1	48.4	-23.20%
Saw Logs	12.5	9.6	29.80%	36.5	31.2	16.90%
Solid Wood Doors	11.1	10.3	8.20%	30.1	28.9	4.40%
Others Products	6.9	3.3	108.70%	25.5	12.3	107.30%

Total	247.7	233.0	6.30%	706.1	663.8	6.40%
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

The table below shows a breakdown of the cubic meters sold by type of product, related to the consolidated sales of the Company’s main products for the periods indicated.

	Quarter ended			Aggregate
	Sep 30th,	Sep 30th,	Variation	Sep 30th,	Sep 30th,	Variation
	2007	2006	%	2007	2006	%
	(thousands of m3)			(thousands of m3)

Saw Logs	347.5	305.7	13.70%	1,071.30	1,045.00	2.50%
MDF	254.6	255.0	-0.10%	734.3	731.6	0.40%
Particle Boards	175.1	192.2	-8.90%	537.7	572.9	-6.10%
Sawn Lumber	75.4	91.1	-17.30%	197.2	282.1	-30.10%
OSB	59.2	51.6	14.70%	158.1	179.4	-11.90%
Finger-joint mouldings	42.3	53.8	-21.50%	135.4	150.8	-10.20%
MDF mouldings	30.7	38.2	-19.60%	90.0	121.0	-25.70%
Solid Wood Doors	11.1	10.9	2.30%	31.0	31.4	-1.30%
Others Products	127.7	254.2	-49.80%	587.2	739.0	-20.50%
Total	1,123.6	1,252.6	-10.30%	3,542.0	3,853.2	-8.10%
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

Breakdown of Production Costs:

The table below shows a percentage breakdown of the average consolidated production costs for bare (without melamine) particleboards, MDF and OSB, for the periods indicated.

	Quarter ended		Aggregate
	Sep-30	Sep-30	Sep-30	Sep-30
	2007	2006	2007	2006

Chemicals	30.60%	34.10%	32.60%	35.20%
Wood	24.50%	23.40%	23.90%	23.30%
Energy	11.50%	8.50%	10.50%	8.50%
Personnel	8.20%	8.40%	8.00%	7.90%
Depreciation	8.10%	10.10%	8.40%	10.70%
Others*	17.00%	15.50%	16.50%	14.50%
Total	100%	100%	100%	100%
Note: For rounding-up effects, the sum of the figures stated may differ from the total.
*Others include mainly: maintenance, spare parts and materials and packaging expenses.

The table below shows a percentage breakdown of the average consolidated production costs for doors, finger-joint mouldings and sawn lumber, for the periods indicated.

	Quarter ended		Aggregate
	Sep 30th,	Sep 30th,	Sep 30th,	Sep 30th,
	2007	2006	2007	2006

Personnel	28.90%	25.10%	25.80%	24.30%
Wood	27.70%	32.90%	31.70%	34.30%
Services	15.70%	14.30%	14.20%	13.90%
Energy	7.60%	3.20%	6.50%	3.20%
Materials and Supplies	7.00%	9.00%	8.10%	9.40%
Depreciation	6.30%	7.10%	6.70%	7.40%
Others*	6.70%	8.40%	7.10%	7.50%
Total	100%	100%	100%	100%
Note: For rounding-up effects, the sum of the figures stated may differ from the total.
*Others include mainly: maintenance, spare parts and materials and packaging expenses.

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate
CONSOLIDATED INCOME STATEMENTS	Sep 30th,	Sep 30th,
	2007	2006
	(in thousands of US$)

Operating Income	706,109	663,850
Operating Costs (less)	(532,718)	(510,207)
OPERATING MARGIN	173,391	153,643
Selling and Administrative Expenses (less)	(96,827)	(88,197)
OPERATING INCOME	76,564	65,446
Financial Income	3,204	3,808
Financial expenses (less)	(29,237)	(26,037)
Net financial expenses	(26,033)	(22,229)
Net income related company investments	0	573
Loss related company investments (less)	(47)	0
Net earnings related company investments	(47)	573
Other non-operating income	1,305	2,711
Other non-operating expenses (less)	(13,479)	(7,837)
Amortization of goodwill (less)	(85)	(64)
Currency correction	2,834	1,093
Exchange differences	(5,252)	(10,137)
NON-OPERATING INCOME	(40,757)	(35,890)
Income before income taxes and extraordinary items	35,807	29,556
Income tax	(20,072)	(21,403)
Extraordinary items	0	0
Net Income (loss) before minoritary interest	15,735	8,153
Minoritary interest	7,324	7,532
Net Income (loss)	23,059	15,685
Amortization of negative goodwill	3,429	3,411
NET INCOME (LOSS) FOR THE PERIOD	26,488	19,096

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate
CONSOLIDATED BALANCE	Sep 30th,	Sep 30th,
	2007	2006
	(in thousands of US$)
ASSETS
CURRENT ASSETS:
Cash and equivalents	14,275	11,148
Time deposits	42,315	50,846
Negotiable securities (net)	1,154	201
Sales debtors (net)	144,674	141,052
Documents receivables (net)	9,052	10,968
Sundry debtors (net)	24,611	27,491
Documents and accounts receivables to related companies	7,619	7,694
Inventories (net)	193,320	187,953
Recoverable taxes	55,065	47,437
Anticipated paid expenses	9,190	7,794
Differed taxes	5,324	3,551
Other current assets	2,116	2,562
Total Current assets	508,715	498,697
FIXED ASSETS:
Lands	157,868	135,386
Construction and infrastructure works	214,345	212,511
Machinery and equipments	853,011	843,304
Others fixed assets	808,551	689,044
Higher value for technical reappraisal of fixed assets	7,390	7,390
Depreciation (less)	-453,279	-412,141
Total Fixed assets	1,587,886	1,475,494
OTHERS ASSETS:
Related company investments	4,319	4,633
Other company investments	217	205
Lower value of investments	2,345	1,186
Higher value of investments (less)	-55,295	-59,412
Long term debtors	5,385	4,661
Long term documents and accounts receivable to related companies	0	1,556
Long term differed taxes	0	0
Intangibles	11,498	10,637
Amortization (less)	-680	-28
Others	29,903	17,165
Total Others Assets	(2,308)	(19,397)
TOTAL ASSETS	2,094,293	1,954,794
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate
CONSOLIDATED BALANCE	Sep 30th,	Sep 30th,
	2007	2006
	(in thousands of US$)
LIABILITIES
CURRENT LIABILITIES:
Short term obligations with banks and financial institutions	117,691	65,904
Long term obligations with banks and financial institutions - short term portion	42,358	57,741
Obligations to the public - short term portion (bonds)	57,848	34,359
Long term obligations with one-year maturity	0	4
Dividends payable	451	504
Accounts payable	70,800	57,760
Documents payable	997	719
Sundry creditors	1,373	2,192
Documents and accounts payable to related companies	10,718	4,948
Provisions	40,293	26,164
Retentions	15,628	18,166
Income tax	11,871	7,801
Incomes received in advance	230	866
Others current liabilities	260	314
Total Current Liabilities	370,518	277,442
LONG TERM LIABILITIES:
Obligations with banks and financial institutions	146,423	181,051
Long term obligations to the public (bonds)	283,769	283,264
Long term sundry creditors	67	130
Long term provisions	1,657	1,426
Long term differed taxes	76,450	46,828
Others long term liabilities	17,543	17,651
Total Long Term Liabilities	525,909	530,350
MINORITARY INTEREST:	10,277	17,354
NET WORTH:
Paid in capital	812,880	812,880
Capital revalorization reserve	0	0
Overpricing in sale of treasury shares	0	0
Other reserves	206,708	173,176
Retained earnings	168,001	143,592
Future dividend reserves	51,424	51,424
Earnings aggregate	90,089	73,072
Loss aggregate (less)	0	0
Net income (loss) for the period	26,488	19,096
Provisory Dividends (less)	0	0
Aggregate deficit for development period	0	0
Total Net Worth	1,187,589	1,129,648
TOTAL LIABILITIES	2,094,293	1,954,794

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate
CASH FLOW STATEMENT - DIRECT	Sep 30th,	Sep 30th,
	2007	2006
	(in thousands of US$)
FLOW ORIGINATED BY OPERATING ACTIVITIES:
Sales debtors collection	989,075	824,231
Financial income received	4,742	7,165
Dividends and other distributions received	0	0
Other incomes received	32,930	19,885
Supplier and personnel payment (less)	(876,602)	(694,340)
Interests paid (less)	(25,804)	(32,418)
Income tax paid (less)	(11,415)	(9,710)
Other expenses paid (less)	(2,643)	(2,772)
VAT and similar others paid (less)	(38,654)	(11,375)
Net Flow Originated by Operating Activities	71,629	100,666
FLOW ORIGINATED BY FINANCING ACTIVITIES:
Payment shares placement	0	44,012
Loans granted	160,383	219,368
Obligations to the public	87,842	162,965
Documented loans to related companies	0	0
Others loans granted to related companies	0	0
Other financing sources	7,786	0
Dividend payment (less)	(12,433)	(11,491)
Capital distribution (less)	0	0
Loan payment (less)	(151,739)	(266,445)
Obligations to the public payment(less)	(81,502)	(169,605)
Documented loans to related companies payment (less)	0	0
Others loans granted to related companies payment (less)	0	0
Emission and share placement expenses payment (less)	0	(903)
Emission and obligations to the public placement expenses payment (less)	0	0
Others financing disbursements (less)	0	0
Net Flow Originated by Financing Activities	10,337	(22,099)
FLOW ORIGINATED BY INVESTMENT ACTIVITIES:
Fixed asset sales	1,441	38
Permanent investment sales	0	0
Other investment sales	16,677	0
Documented loans to related companies collection	3,952	0
Other loans to related companies collection	32,672	0
Others investment income	0	0
Fixed assets incorporation (less)	(99,176)	(84,086)
Capitalized interests payment (less)	(6,573)	(5,149)
Permanent investments (less)	(2,371)	(24,340)
Financial instrument investments (less)	(18,497)	0
Documented loans to related companies (less)	0	(709)
Others loans to related companies (less)	0	0
Others investment disbursements (less)	0	0
Net Flow Originated by Investment Activities	(71,875)	(114,246)
TOTAL NET FLOW FOR THE PERIOD:	10,091	(35,679)
Inflation effect over cash and cash equivalents	(32)	17
Net variation of cash and cash equivalents	10,059	(35,662)
Initial balance of cash and cash equivalents	47,049	97,857
FINAL BALANCE OF CASH AND CASH EQUIVALENTS	57,108	62,195

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate
FLOW-INCOME CONCILIATION	Sep 30th,	Sep 30th,
	2007	2006
	(in thousands of US$)
Net Income for the period	26,488	19,096
ASSET SALE INCOME
(Net Income) Loss in fixed asset sales	28	(26)
Net Income in investment sales (less)	0	0
Loss in investment sales	0	0
(Net Income) Loss in others asset sales	0	0
Asset sales income	28	(26)
CHARGES (INCOME) TO INCOME WHICH DOES NOT REPRESENT CASH FLOW
Depreciation for the period	37,567	37,664
Intangibles amortization	746	337
Punishments and provisions	5,038	0
Net income paid for investments in related companies (less)	0	(573)
Loss paid for investments in related companies	47	0
Amortization of goodwill	85	64
Amortization of negative goodwill (less)	(3,429)	(3,411)
Net currency correction	(2,834)	(1,093)
Net exchange difference	5,252	10,137
Other income to income which does not represent cash flow (less)	(3,013)	0
Other charges to income which does not represent cash flow	13,883	14,944
Cargos (Charges) to income which does not represent cash flow	53,342	58,069
VARIATION OF ASSET WHICH AFFECT CASH FLOW:
Sale debtors	(34,761)	(29,977)
Inventories	(8,557)	31,868
Other assets	(4,829)	(1,740)
Variation of assets which affect cash flow increase (decrease)	(48,147)	151
VARIATION OF LIABILITIES WHICH AFFECT CASH FLOW
Accounts payable related to operating income	14,914	21,967
Interests payable	9,896	(4,880)
Income tax payable (net)	2,985	(2,189)
Other accounts payable related to non operating income	7,734	(369)
VAT and similar others payable (net)	11,713	16,379
Variation of liabilities which affect cash flow increase (decrease)	47,242	30,908
Net income (Loss) of minoritary interest	(7,324)	(7,532)
NET FLOW ORIGINATED BY OPERATING ACTIVITIES	71,629	100,666

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

Forecasts and Estimates

This press release may contain forecasts, which are different statements from historical facts or current conditions, and include the management’s current vision and estimates of future circumstances, industry conditions and the Company’s performance. Some forecasts may be identified by the use of terms such as “may,” “should,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “forecasts” and other similar expressions. Statements about future market share, projected future competitive strengths, the implementation of significant operating and financial strategies, the direction of future operations, and the factors or trends affecting financial conditions, liquidity, or operating income are examples of forecasts. Such statements reflect the current management vision and are subject to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. These statements are made based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could lead to the current results of Masisa, and the projected Company activities, to materially differ from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2007

Masisa S.A.

By:	/s/ Patricio Reyes
Patricio Reyes General Counsel